

July 19, 2010

Mr. Hongwei Qu
President and Chief Executive Officer
Bohai Pharmaceuticals Group, Inc.
c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.
No. 9 Daxin Road, Zhifu District
Yantai, Shandong Province, China 264000

>   **Re: Bohai Pharmaceuticals Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Supplemental Response filed July 14, 2010**
>   **File No. 333-165149**

Dear Mr. Qu:

We have reviewed your correspondence and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In your May 28, 2010 response, you indicated that the embedded conversion option in each of the convertible notes did not meet the FAS ASC 815-10-15-83 (SFAS 133, paragraph 6c) net settlement criteria because each embedded conversion option was not readily convertible to cash (FAS ASC 815-10-15-119 (SFAS 133, paragraph 9c)). In our July 8, 2010 letter, we requested additional analysis as to whether the embedded conversion feature in each of your convertible notes was readily convertible to cash (FAS ASC 815-10-15-119 (SFAS 133, paragraph 9c)). Rather than address this comment, you indicated that you believe that the embedded conversion option of each convertible note met the FAS ASC 815-10-15-83 (SFAS 133, paragraph 6c) net settlement criteria because a market mechanism existed (815-10-15-110 (SFAS 133, paragraph 9b)); however you did not describe that market mechanism nor did you indicate at what date it

existed. As previously requested, please provide a complete analysis for each convertible note of each of the 815-10-15-99 net settlement criteria. In this analysis, please also address previous July 8, 2010 comment 3.

2. We note your expanded proposed disclosure to Note 12 in response to our prior comments. On page 7 or your response, you disclose that you "estimated, using a binomial model, the fair value of the derivative instruments embedded in the Notes including the embedded conversion option and the obligation to deliver additional shares of Common Stock if certain Events of Default occur that are not related to interest rate or credit risk." Please tell us how you determined that the obligation to deliver additional shares of common stock in certain events of default was a derivative and disclose the significant fair value assumptions.

3. Regarding the valuation of your warrants, while we recognize that the Black-Scholes model does not take into account the warrants' down-round protection, it appears to us that the price adjustment feature would add value to the warrant. Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants. It appears that binomial or lattice models are better suited to handle the potential changes to your warrant exercise price.

4. You disclose on page 7 of your response dated July 14, 2010 that "Because there had been no active trading of the Common Stock prior to January 5, 2010, the cash price paid by the Investors [for the Units] is considered to be the best available indicator of the fair value of the Common Stock at that time." It is not clear to us that using the proceeds paid for the units to determine the fair value of the derivatives (and an underlying of a derivative) included in the units, which in turn will be used to allocate proceeds to the notes and derivatives contained within the units, is appropriate. Please tell us why you believe it is appropriate and why you believe you are not required to use other evidence not related to the transaction that the company is trying to fair value the components of.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 551-3648 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Lawrence A. Rosenbloom, Esq.
    Ellenoff Grossman & Schole LLP
    150 East 42nd Street, 11th Floor
    New York, NY 1001